VIA EDGAR

January 27, 2016

Mr. Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549

RE:	U.S. Physical Therapy, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed March 4, 2016
File No. 001-11151

Dear Mr. Decker:

We are in receipt of your letter dated January 13, 2017 to U.S. Physical Therapy, Inc. transmitting the comments of the staff of the United States Securities and Exchange Commission relating to the above referred Form 10-K.  Per your discussion with Johnny Blanchard, our Assistant Controller, on Thursday, January 26, 2017, we are in the processing of completing our response and obtaining comments from various individuals and plan to respond by February 13, 2017.

Please contact me with any questions.

Sincerely,

Lawrance W. McAfee
Executive Vice President and Chief Financial Officer

LWM/JJB